December 5, 2005


By facsimile to (212) 246-2225 and U.S. Mail


Ms. Terri DuMoulin
President
Octillion Corp.
1628 West 1st Street, Suite 123
Vancouver, British Columbia, V6J 1G1, Canada

Re:	Octillion Corp.
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form SB-2
	Filed November 22 and 28, 2005
File No. 333-127953

Dear Ms. DuMoulin:

      We reviewed the filings and have the comments below. Unless indicated otherwise, page references below are to pre-effective amendment 2.

Risk Factors, page 6

1. Refer to prior comment 4. Revise also the first sentence of the twenty-second risk factor on page 16 to clarify that this is a best efforts offering with a minimum requirement to sell 500,000 units.

Use of Proceeds, page 22

2. Disclose the identity of the affiliated shareholder whom you will
repay with proceeds of the offering, the total amount of the loan, the maturity of the loan, and the interest rate. See instruction
1
to Item 504 of Regulation S-B.

Management, page 38

3. Refer to prior comment 15. Confirm that Ms. Terri DuMoulin has held also the positions of president, chief executive officer, and chief financial officer since February 17, 2003 while employed elsewhere. We note the disclosure that Ms. DuMoulin served as president of Edeal.net, Inc. from December 2000 to January 2005.

Report of the Independent Registered Public Accounting Firm, page
F-2

4. We have reviewed your response to prior comment 32. The auditors` report obtained from Ernst & Young LLP states that the financial statements for the cumulative period from inception (May 5, 1998) to
August 31, 2002 were audited by other auditors whose report dated December 18, 2003 expressed an unqualified opinion on those statements. It also states that its opinion on the statements of stockholders` deficiency, operations, and cash flows as it relates to these periods are based on the report of the other auditors. However, the opinion included in the auditors` report from Clancy and
Co., P.L.L.C. dated December 18, 2003 for those financial statements appears to cover only the fiscal year ended August 31, 2002.
Also,
it appears that the auditors` report obtained from Berenfeld, Spritzer, Shechter & Sheer covers the fiscal year ended August 31, 2001 and the period May 5, 1998 (inception) to August 31, 2001.
If
Ernst & Young LLP relied on both of these auditors` reports, obtain from Ernst & Young LLP and include in your amended filing a revised audit report that references both audit reports. Conversely, if Ernst & Young LLP did not rely on each of the audit reports mentioned above, obtain from Ernst & Young LLP and include in your amended filing a revised audit report that includes only those periods for which Ernst & Young LLP expresses an opinion.

Report of the Independent Registered Public Accounting Firm, page
F-4

5. The auditors` report obtained from Berenfeld, Spritzer, Shechter &
Sheer and included in your filing does not include the city and state of your auditor. Obtain and include in your amended filing a revised audit report that includes this information.

Note 5.  Related Party Transactions, page F-14

6. We reviewed your response to prior comment 17. Your revised disclosure states that on December 13, 2004 you borrowed $5,000 from
Ms. Terri DuMoulin that was repaid in full on May 24, 2005. However, it does not appear that you have revised your statements of cash flows to reflect these transactions. Please revise.

7. We reviewed your response to prior comment 34. Revise the notes to your financial statements to disclose the number of shares subject to restriction as of each balance sheet date and to describe the nature of the restrictions.


Exhibit 99

8. We note that annex A is substantially revised. Confirm that annex
A and exhibit A referenced in section 3 of exhibit 99 are the same document. Confirm also that annex A`s subcaption "Form 45-106F4" is a form approved and required by the province of British Columbia, Canada to sell the securities being registered to a resident of that province.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Octillion Harbors may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Octillion thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Octillion and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Octillion requests acceleration of the registration statement`s effectiveness, Octillion should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Octillion from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement.

* Octillion may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that Octillion provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan L. Caldwell, Staff Accountant, at (202) 551-3754 or Scott Watkinson,
Senior Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Joseph Sierchio, Esq.
	Sierchio Greco & Greco LLP
	720 Fifth Avenue
	New York, NY 10019



Ms. Terri DuMoulin
December 5, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE